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                            June 29, 2022

       How Kok Choong
       Chief Executive Officer
       Agape ATP Corporation
       1705-1708 Level 17, Tower 2, Faber Towers
       Jalan Desa Bahagia, Taman Desa
       58100 Kuala Lumpur, Malaysia

                                                        Re: Agape ATP
Corporation
                                                            Form 10-K for
fiscal year ended December 31, 2021
                                                            Filed March 28,
2022
                                                            File No. 333-220144

       Dear Dr. Choong:

               We have reviewed your May 18, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K/A for fiscal year ended December 31, 2021

       Item 9A. Controls and Procedures, page 39

   1. We acknowledge the changes made in Item 9A of your amended Form 10-K and Item 4 of your amended Form 10-Q.
However, these amended filings only address internal control over financial
reporting and continue to omit your assessment and effectiveness conclusions for
disclosure controls and procedures, as required by Item 307 of Regulation
                                                        S-K. Accordingly, as
originally requested, please amend your Form 10-K to include all of the information
required by Item 307 of Regulation S-K and confirm that you will also provide this
information in future Form 10-Q filings.
 How Kok Choong
Agape ATP Corporation
June 29, 2022
Page 2

       You may contact Frank Wyman at 202-551-3660 or Ibolya Ignat at 202-551-3636, if you
have questions regarding the comment.



FirstName LastNameHow Kok Choong                        Sincerely,
Comapany NameAgape ATP Corporation
                                                        Division of Corporation
Finance
June 29, 2022 Page 2                                    Office of Life Sciences
FirstName LastName